                                            Filed Pursuant to Rule 424b(I)
                                            File No. 333-89147

PROSPECTUS

                                 389,875 SHARES

                                CYRK, INC. LOGO

                                  COMMON STOCK

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     This prospectus is part of a registration statement that covers 389,875 shares of our common stock. These shares may be offered and sold from time to time by the stockholders listed below. We will not receive any of the proceeds from the sale of these shares.

     THE COMMON STOCK OFFERED IN THIS PROSPECTUS INVOLVES A HIGH DEGREE OF RISK. FOR A DISCUSSION OF CERTAIN FACTORS WHICH SHOULD BE CONSIDERED IN CONNECTION WITH THE PURCHASE OF THESE SECURITIES, SEE "RISK FACTORS" BEGINNING ON PAGE FIVE.

     Our common stock is listed on the Nasdaq National Market under the symbol "CYRK." On October 13, 1999, the last reported sale price of our common stock on the Nasdaq National Market was $5.9375 per share.

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     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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                THE DATE OF THIS PROSPECTUS IS OCTOBER 26, 1999.

                               TABLE OF CONTENTS

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                                                              ----
THE COMPANY.................................................     3
RISK FACTORS................................................     3
USE OF PROCEEDS.............................................     6
SELLING STOCKHOLDERS........................................     6
PLAN OF DISTRIBUTION........................................     7
INTERESTS OF NAMED EXPERTS AND COUNSEL......................     8
WHERE YOU CAN FIND MORE INFORMATION.........................     8

     You should rely only on the information contained or incorporated by reference in this prospectus and in any accompanying prospectus supplement. No one has been authorized to provide you with different information.

     The shares of common stock are not being offered in any jurisdiction where the offer is not permitted.

     You should not assume that the information in this prospectus or in any prospectus supplement is accurate as of any date other than the date on the front of such documents.

                                  THE COMPANY

     Cyrk, Inc. is a full-service, integrated provider of marketing and promotional products and services to companies seeking to promote their brand name and to build customer loyalty. Our principal executive offices are located at 3 Pond Road, Gloucester, Massachusetts 01930 (telephone (978) 283-5800).

                                  RISK FACTORS

     In addition to the other information contained in this Prospectus, the following factors should be considered carefully in evaluating an investment in the common stock offered by this Prospectus. In particular, potential investors are advised that statements contained herein or incorporated by reference into this Prospectus expressing the beliefs and expectations of management regarding our future results or performance are forward looking statements based on current expectations that involve a number of risks and uncertainties. The following factors describe certain market risks associated with an investment in the common stock and various of the risks and uncertainties which could cause actual results to differ materially from management expectations.

WE DEPEND ON THREE SIGNIFICANT CUSTOMERS AND THE LOSS OF ANY OF THEM WOULD ADVERSELY AFFECT OUR BUSINESS OPERATIONS

     In recent years, our business has been heavily dependent on purchases of promotional products by our key customers including Philip Morris Incorporated and the Pepsi-Cola Company, and by the sales of licensed products of other key customers including Ty Inc. Additionally, the business of our subsidiary, Simon Marketing, Inc., is heavily dependent on purchases of promotional products and services by McDonald's Corporation or its franchisees for which it receives an annual fee. Our agreements with Pepsi terminated in December of 1997. Our sales and results of operations will be harmed by a loss of Philip Morris, McDonald's or Ty Inc. or a significant reduction in their level of purchases from us without an offsetting increase in purchases by new or other existing customers.

OUR CUSTOMERS CAN CANCEL PURCHASE ORDERS WITH LIMITED PENALTIES

     As is generally the case with our other promotional product customers, our agreements with Philip Morris and McDonald's do not require them to make a certain level of purchases. Instead, purchase commitments are represented by purchase orders placed by the customers from time to time during the course of a promotion. The actual level of purchases by Philip Morris, McDonald's and other promotional products customers depends on a number of factors, including the duration of the promotion and consumer redemption rates. Purchase orders are generally subject to cancellation with limited penalty. Consequently, our level of net sales is difficult to predict accurately and can fluctuate greatly from quarter to quarter.

INDUSTRY CONDITIONS FACING OUR CUSTOMERS MAY HARM OUR SALES

     Our business is heavily dependent on the promotional budgets of our customers, which in turn are influenced by industry conditions and other factors. Accordingly, industry conditions faced by Philip Morris in particular and conditions in the tobacco industry in general are expected to impact our business. There can be no assurance that these conditions will not lead to a reduction in advertising and promotional spending by Philip Morris, or that Philip Morris will not change its advertising and promotional strategy in a manner that reduces the use of promotional programs such as the Marlboro Adventure Team, Country Store and Unlimited promotions. A significant reduction in spending by Philip Morris on promotional product programs without an offsetting increase in purchases by existing or new customers will harm our business and results of operations.

     For example, on November 23, 1998, certain tobacco companies, including Philip Morris, entered into a settlement agreement with 46 states and five United States territories that effectively ended the lawsuits brought by the states against the tobacco industry over public-health costs connected with smoking. Among other things, the settlement agreement prohibits the use of brand names by the tobacco companies in connection with the types of promotions and programs we provide Philip Morris. This restriction began on July 1, 1999. The settlement agreement, however, does not prohibit the use of Philip Morris's corporate name for such promotions or programs. Due to the restrictions on the use of tobacco brand names and the other limitations imposed by the settlement agreement on the tobacco industry, the settlement agreement could harm our sales to Philip Morris.

     Similarly, the United States Food and Drug Administration has issued final regulations with respect to promotional programs relating to tobacco products. These regulations, among other things, ban:

     - gifts based on proof of purchase of tobacco products or redeemable coupons;

     - the use of tobacco brand names or any other indices of tobacco brand identification on non-tobacco products (e.g. T-shirts, hats, other clothing, gym bags and trinkets); and

     - brand-name sponsorship of sporting events, concerts and other events.

     In April of 1997, a federal district court in North Carolina ruled that the FDA did not have the authority to restrict the use of tobacco brand identification on promotional items and struck down this section of the regulations. The decision was appealed. If this decision is reversed, the regulations could also harm our sales to Philip Morris.

OUR BUSINESS MAY FLUCTUATE SIGNIFICANTLY BECAUSE OF DECREASED PROMOTIONAL PRODUCT DEMAND

     Our business is driven by the spending of companies to promote their corporate identities and brand name products. If the demand for brand name products diminishes or if our customers decrease their use of promotional product programs to promote their corporate identities and brands, our business will be harmed. In addition, our relationship with many of our promotional products customers has been limited to the sourcing of products being offered or sold by the customer in connection with a single promotional program. There can be no assurance that such customers will continue to use us to source products for future promotional programs.

OUR BUSINESS MAY FLUCTUATE SIGNIFICANTLY BECAUSE OF DECREASED LICENSED PRODUCT DEMAND

     Our business is also driven by the retail demand for licensed products. Typically, our licenses are with well recognized, prominent companies that seek to extend their brand recognition through licensed programs. The success of the licensed products depends on the popularity of the licensed properties as well as the popularity of the licensed products. We spend substantial resources in obtaining licenses and developing and manufacturing licensed products including taking large inventory positions required for the introduction of these products into the retail channel of distribution. Our results of operations may be harmed if the licensed products or the licensed properties on which these products are based turn out to be less popular than we anticipate. The failure of these products to sell into and/or through the retail channel of distribution would harm our operating results.

OUR INDUSTRY IS SUBJECT TO INTENSE COMPETITION

     Philip Morris and certain of our other customers seek competitive bids for their promotional programs. Our profit margin depends, to a great extent, on our competitive position when bidding and our ability to continually lower product costs after being awarded bids. Competition is not expected to abate and thus will continue to exert pressure on the our profit margin in the future.

ECONOMIC PROBLEMS IN ASIA MAY HARM OUR SALES

     The majority of our net sales in recent years have been attributable to products manufactured by subcontractors located in Asia. We have no long-term contracts with these manufacturing sources and often compete with other companies for production facilities and import quota capacity. In addition, many

Asian manufacturers require that a letter of credit be posted at the time a purchase order is placed. There can be no assurance that we will continue to have the necessary credit facilities for the purpose of posting such letters of credit. Our business is subject to the risks normally associated with conducting business abroad, such as:

     - foreign government regulations;

     - political unrest;

     - disruptions or delays in shipments;

     - fluctuations in foreign currency exchange rates; and

     - changes in economic conditions in countries in which our manufacturing sources are located.

     If any such factors were to render the conduct of our business in a particular country undesirable or impractical, or if our current foreign manufacturing sources were to cease doing business with us for any reason, our business and operating results may be harmed.

IMPORT RESTRICTIONS IN ASIA MAY HURT OUR BUSINESS

     The importation of products manufactured in Asia is subject to the constraints imposed by bilateral agreements between the United States and substantially all of the countries from which we import goods. These agreements impose quotas that limit the quantity of certain types of goods, including textile products imported by us, which can be imported into the United States from those countries. These agreements also allow the United States to impose, under certain conditions, restraints on the importation of categories of merchandise that, under the terms of the agreements, are not subject to specified limits.

     Our continued ability to source products through imports may be harmed by:

     - additional bilateral and multilateral agreements;

     - unilateral trade restrictions;

     - significant decreases in import quotas;

     - the disruption of trade from exporting countries as a result of political instability; or

     - the imposition of additional duties, taxes and other charges or restrictions on imports.

     Products imported by us from China currently receive the same preferential tariff treatment accorded goods from countries granted "most favored nation" status. However, the renewal of China's most favored nation treatment has been a contentious political issue for several years and there can be no assurance that such status will be continued. If China were to lose its most favored nation status, goods imported from China will be subject to significantly higher duty rates which would increase the cost of goods from China and harm our business.

WE MAY BE UNABLE TO RETAIN AND ATTRACT KEY PERSONNEL

     We are dependent on several key personnel, including Patrick D. Brady, our Chief Executive Officer, President and Chief Operating Officer and Allan Brown, Chief Executive Officer of Simon Marketing. The loss of the services of either of them could harm our business. In addition, our continued success also depends upon our ability to retain and attract skilled design, marketing and management personnel.

WE MAY NOT SUCCESSFULLY INTEGRATE RECENTLY ACQUIRED SUBSIDIARIES

     The successful integration of our operations with those of our recently acquired subsidiaries, Simon Marketing, which we acquired on June 9, 1997, and Tonkin, Inc., which we acquired on April 7, 1997, will require the coordination of the respective product and promotional offerings and related sales, marketing, development and administrative activities of us, Simon Marketing and Tonkin. There can be no assurance that we will not encounter unexpected difficulties in such integration or that the expected benefits of these business combinations will be realized.

FUTURE ACQUISITIONS AND STRATEGIC ALLIANCES MAY INVOLVE FINANCIAL RISK

     We expect to acquire other businesses which are complementary to our business or to enter into strategic alliances with such businesses. For example, on September 1, 1999, we entered into a Securities Purchase Agreement with Overseas Toys, L.P., an affiliate of The Yucaipa Companies, pursuant to which Overseas will invest $25 million into us in exchange for convertible preferred stock and a warrant to acquire additional convertible preferred stock. In addition, if the transaction is completed, Yucaipa will provide management consulting services to us in exchange for an annual fee. There can be no assurance that this strategic alliance with Yucaipa, or any future acquisition or strategic alliance, will be completed or, if completed, will result in long-term benefits. Further, if we are not successful in our acquisition or strategic alliance endeavors, including the possible transaction with Yucaipa, our operating results in the future may be harmed.

"YEAR 2000" ISSUES MAY INCREASE OUR COSTS OR DISRUPT OUR OPERATIONS

     The Year 2000 problem is the result of computer programs being written using two digits rather than four to define the applicable year. Any of our computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of our operations, including, among other things, a temporary inability to process transactions, send invoices or engage in similar normal business activities.

     We do not anticipate that the addressing of the Year 2000 problem for our internal information systems and current and future products will have a material impact on our operations or financial results. However, there can be no assurance that these costs will not be greater than anticipated, or that corrective actions that we undertake will be completed before any Year 2000 problems could occur. These combining factors could harm our financial results. In addition, we have initiated formal communications with our major customers and suppliers to determine the extent to which we may be vulnerable to their failure to address their own Year 2000 issues. At this time, we cannot determine the impact the Year 2000 will have on them. If our customers or suppliers do not convert their systems to become Year 2000 compliant, our business and operating results could be harmed.

                                USE OF PROCEEDS

     We will not receive any of the proceeds from the sale of the shares by the selling stockholders.

                              SELLING STOCKHOLDERS

     All of the shares registered for sale under this prospectus will be owned immediately after registration by current or former employees of Cyrk or its subsidiary, Simon Marketing, Inc. The address for each of these selling stockholders, except for Mr. Brady, is c/o Simon Marketing, Inc., 1900 Avenue of the Stars, Los Angeles, California 90067. The address for Mr. Brady is c/o Cyrk, Inc., 3 Pond Road, Gloucester, Massachusetts 01930.

     All of the shares offered by the selling stockholders, except for Mr. Brady, were acquired pursuant to agreements entered into by us in connection with our acquisition of Simon Marketing, Inc. on June 9, 1997. Under the terms of these agreements, we agreed to register the shares received by these selling stockholders in connection with the merger. Mr. Brady is one of our initial founders. Our registration of these shares does not mean that the selling stockholders will sell any or all of the shares. In the past three years, none of the selling stockholders have had a material relationship with us, except that Patrick Brady is our Chairman, Chief Executive Officer and President, Allan Brown is the Chief Executive Officer and President of Simon Marketing, Eric Stanton is a consultant to Simon Marketing and some of the other selling stockholders are employees of Simon Marketing.

     Set forth below, with respect to each selling stockholder, is the number of shares owned on October 26, 1999, the number of shares offered pursuant to this Prospectus and the number of shares to be owned after completion of the offering (assuming the sale of all shares offered under this prospectus).

                                               TOTAL NO. OF SHARES                                NO. OF
                                                    OWNED ON             NO. OF SHARES         SHARES OWNED
                    NAME                        OCTOBER 26, 1999     TO BE OFFERED OR SOLD   AFTER COMPLETION
                    ----                       -------------------   ---------------------   ----------------
Patrick Brady(1).............................       1,295,600                17,778             1,277,822
Allan Brown(2)...............................       1,148,023                65,818             1,082,205
Eric Stanton(3)(4)...........................       1,148,023               106,637             1,041,386
Vivian Foo(5)................................          42,402                42,402                     0
Frank Chessman...............................           3,533                 3,533                     0
Paul Marcus..................................          64,450                42,402                22,048
Jerry Beckman................................          42,402                42,402                     0
Jay Babineau.................................          42,402                42,402                     0
Ed Rickerson, Sr.............................          38,781                26,501                12,280

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(1) These shares are being transferred pursuant to an agreement between Mr. Brady and one of his personal consultants.

(2) These shares are subject to option agreements between Mr. Brown and current or former employees, consultants or agents of Simon Marketing, pursuant to which such individuals may purchase certain shares from Mr. Brown at an agreed upon purchase price.

(3) These shares are subject to option agreements between Mr. Stanton and current or former employees, consultants or agents of Simon Marketing, pursuant to which such individuals may purchase certain shares from Mr. Stanton at an agreed upon purchase price.

(4) The shares are held by the Eric Stanton Self Declaration of Revocable Trust u/a May 11, 1990, as amended. Mr. Stanton is the beneficial owner of the shares because he is the settlor and sole trustee of this trust, and has the sole power to direct the disposition of the shares.

(5) The shares are held by the Vivian Foo Self Declaration of Revocable Trust u/a October 9, 1992, as amended. Ms. Foo is the beneficial owner of the shares because she is the settlor and sole trustee of this trust and has the sole power to direct the disposition of the shares.

                              PLAN OF DISTRIBUTION

     We are registering the shares covered by this prospectus for the selling stockholders. As used in this prospectus, "selling stockholders" includes the pledgees, donees, transferees or others who may later hold the selling stockholders' interests. We will pay the costs and fees of registering the shares, but the selling stockholders will pay any brokerage commissions, discounts or other expenses relating to the sale of the shares.

     The selling stockholders may sell the shares in the over-the-counter market or otherwise, at market prices prevailing at the time of sale, at prices related to the prevailing market prices, or at negotiated prices. In addition, the selling stockholders may sell some or all of their shares through:

     - a block trade in which a broker-dealer may resell a portion of the block, as principal, in order to facilitate the transaction;

     - purchases by a broker-dealer, as principal, and resale by the broker-dealer for its account; or

     - ordinary brokerage transactions and transactions in which a broker solicits purchasers.

     When selling the shares, the selling stockholders may enter into hedging transactions. For example, the selling stockholders may:

     - enter into transactions involving short sales of the shares by broker-dealers;

     - sell shares short themselves and redeliver such shares to close out their short positions;

     - enter into option or other types of transactions that require the selling stockholder to deliver shares to a broker-dealer, who will then resell or transfer the shares under this prospectus; or

     - loan or pledge the shares to a broker-dealer, who may sell the loaned shares or, in the event of default, sell the pledged shares.

     The selling stockholders may negotiate and pay broker-dealers commissions, discounts or concessions for their services. Broker-dealers engaged by the selling stockholders may allow other broker-dealers to participate in resales. However, the selling stockholders and any broker-dealers involved in the sale or resale of the shares may qualify as "underwriters" within the meaning of the
Section 2(a)(11) of the Securities Act of 1933, or the 1933 Act. In addition, the broker-dealers' commissions, discounts or concession may qualify as underwriters' compensation under the 1933 Act. If the selling stockholders qualify as "underwriters," they will be subject to the prospectus delivery requirements of Section 5(b)(2) of the 1933 Act.

     In addition to selling their shares under this prospectus, the selling stockholders may:

     - agree to indemnify any broker-dealer or agent against certain liabilities related to the selling of the shares, including liabilities arising under the 1933 Act;

     - transfer their shares in other ways not involving market makers or established trading markets, including directly by gift, distribution, or other transfer; or

     - sell their shares under Rule 144 of the 1933 Act rather than under this prospectus, if the transaction meets the requirements of Rule 144.

     Mr. Stanton and Mr. Brown have informed us that they intend to sell their shares covered by this prospectus to current or former employees, consultants or agents of Simon Marketing pursuant to option agreements entered into between Mr. Brown or Mr. Stanton, as the case may be, and such individuals. Mr. Brady has informed us that he intends to transfer his shares covered by this prospectus pursuant to an agreement with one of his personal consultants. See "Selling Stockholders."

                     INTERESTS OF NAMED EXPERTS AND COUNSEL

     The legality of the shares offered by this prospectus is being passed upon for us by Choate, Hall & Stewart, Boston, Massachusetts. Cameron Read, a partner at Choate, Hall & Stewart, is the Assistant Secretary of Cyrk, and Choate, Hall & Stewart provides significant legal services to us.

                      WHERE YOU CAN FIND MORE INFORMATION

     - Government Filings. We file annual, quarterly and special reports and other information with the Securities and Exchange Commission. You may read and copy any document that we file at the SEC's public reference rooms in Washington, D.C., New York, New York, and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to you free of charge at the SEC's web site at http://www.sec.gov.

     - Stock Market. The shares are traded as "National Market Securities" on the Nasdaq National Market. Material filed by us can be inspected at the offices of the National Association of Securities Dealers, Inc., Reports Section, 1735 K Street, N.W., Washington, D.C. 20006.

     - Information Incorporated by Reference. The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede previously filed information, including information contained in this document.

     We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering has been completed:

     1. Cyrk's Annual Report on Form 10-K for the year ended December 31, 1998, as amended.

     2. Cyrk's Quarterly Report on Form 10-Q for the quarter ending March 31, 1999.

     3. Cyrk's Quarterly Report on Form 10-Q for the quarter ending June 30,
        1999.

     4. Cyrk's Report on Form 8-K dated September 1, 1999.

     5. Cyrk's Proxy Statement dated October 12, 1999.

     6. The description of Cyrk's common stock, which is contained in Cyrk's registration statement filed on Form S-1, dated February 15, 1994.

     You may request free copies of these filings by writing or telephoning us at the following address:

        Cyrk, Inc.
        3 Pond Road
        Gloucester, Massachusetts 01930
        Attn: Patricia J. Landgren, Esq.
        Tel: (978) 283-5800
        e-mail: patricia.landgren@cyrk.com

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     NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY CYRK. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

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                                 389,875 SHARES

                                CYRK, INC. LOGO

                                  COMMON STOCK

                         ------------------------------
                                   PROSPECTUS
                         ------------------------------
                                OCTOBER 26, 1999

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